FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

31 October 2023

HSBC HOLDINGS PLC SHARE BUY-BACK

HSBC Holdings plc ("HSBC") announces that, as outlined in its announcement on 30 October 2023, it will commence a share buy-back of HSBC's ordinary shares of US$0.50 each ("Ordinary Shares") for up to a maximum consideration of US$3,000,000,000 (the "Buy-back"). The purpose of the Buy-back is to reduce HSBC's outstanding Ordinary Shares.

HSBC has entered into irrevocable, non-discretionary buy-back agreements with Morgan Stanley & Co. International plc ("Morgan Stanley") to enable the purchase of Ordinary Shares by Morgan Stanley, acting as principal, during the period running from 1 November 2023 and ending no later than 16 February 2024 (subject to regulatory approval remaining in place), for an aggregate purchase price of up to US$3,000,000,000 and the simultaneous on-sale of such Ordinary Shares by Morgan Stanley to HSBC.

Morgan Stanley will make trading decisions in relation to the Buy-back independently of HSBC. Any purchases of Ordinary Shares will be carried out on the London Stock Exchange, Aquis Exchange, Cboe Europe Limited (through the BXE and CXE order books) and/or Turquoise (together, the "UK Venues") and/or The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange").

The repurchases on the UK Venues will be implemented as "on Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and will be "market purchases" for the purposes of the Companies Act 2006. The repurchases on the Hong Kong Stock Exchange will be "off-market" for the purposes of the Companies Act 2006 but will be transactions which occur "on Exchange" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules") and which constitute an "on-market share buy-back" for the purposes of the Hong Kong Codes on Takeovers and Mergers and Share Buy-backs ("Hong Kong Buy-back Code").

The repurchases will take place in accordance with certain pre-set parameters and in accordance with (and subject to limits prescribed by) HSBC's general authority to repurchase Ordinary Shares granted by its shareholders at HSBC's annual general meeting on 5 May 2023 (the "2023 Authority"), Chapter 12 of the Financial Conduct Authority's Listing Rules, Article 5(1) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the "Withdrawal Act")), the Commission Delegated Regulation (EU) No 2016/1052 (as it forms part of domestic law of the United Kingdom by virtue of the Withdrawal Act), the Hong Kong Listing Rules, the Hong Kong Buy-back Code and applicable US federal securities laws.

Ordinary Shares purchased under the Buy-back will be cancelled.

The maximum number of Ordinary Shares that may be repurchased under the Buy-back is 1,480,428,184, being the number of Ordinary Shares able to be repurchased under the 2023 Authority, as reduced by the number of Shares repurchased by the Company since the 2023 Authority was granted.

Investor enquiries to:
Richard O'Connor                                  +44 (0) 20 7991 6590                 investorrelations@hsbc.com

Media enquiries to:
Gillian James                                        +44 (0) 20 7992 0516                 gillian.james@hsbcib.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$3,021bn at 30 September 2023, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 31 October 2023